UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549 FORM 12b-25(b) NOTIFICATION OF LATE FILING

SEC File Number 000-51636

CUSIP Number 89675K102

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Triple Crown Media, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

725A Old Norcross Road
Address of Principal Executive Office (Street and Number)

Lawrenceville, GA 30045
City, State and Zip Code

PART II — RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed period.

The registrant is not in a position to file its Periodic Report on Form 10-Q for the fiscal quarter ended September 30, 2009. On September 14, 2009, the registrant filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court in the District of Delaware (Case Number 09-13181) as further described in its Current Report on Form 8-K filed on September 16, 2009. During its chapter 11 proceeding, the Company will not have the resources to prepare the Forms 10-Q, as they will be needed to meet administrative and operating expenses and to provide substantial information to the Court and others. During the pendency of the chapter 11 proceeding, the Company intends to file, as Exhibits to Current Reports on Form 8-K, copies of each of the monthly financial reports it files with the Bankruptcy Court.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Mark G. Meikle	(770)	338-7351
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

1. Annual Report on Form 10-K for the fiscal year ended June 30, 2009 has not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No*

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* Operating income for the quarter ended September 30, 2009 (unaudited) is preliminarily estimated to be $1,557,000 compared to operating income of $1,395,000 for the quarter ended September 30, 2008. Operating income increased due to newsprint expense being lower due to conservation efforts and lower pricing. Net loss from continuing operations for the quarter ended September 30, 2008 was $1,277,000 compared to a preliminarily estimated net loss (unaudited) of $802,000 for the quarter ended September 30, 2009. The decreased loss was principally due to newsprint expense being lower due to conservation efforts and lower pricing as well as lower interest expense due to the company ceasing to accrue interest on its second lien secured debt after its bankruptcy filing on September 14, 2009.

Triple Crown Media Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	November 16, 2009	By:	/S/ MARK G. MEIKLE
Mark G. Meikle
Executive Vice President and Chief Financial Officer

INSTRUCTION: This form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form, accountant’s statement or other exhibit.